Mail Stop 4561

Mr. Patrick Gilmore
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

September 14, 2009

Re: Comment letter dated August 28, 2009
       File No. 000-27763

Dear Mr. Gilmore,

Please grant an extension of time to file a response to the aforementioned comment letter.  We are addressing these issues and expect to be able to have a comprehensive response by September 30, 2009.

/s/ FrankErhartic, Jr

Frank R. Erhartic, Jr.
Chief Executive Officer and President

7109 Timberlake Road • Lynchburg, Virginia 24502
Tel 434-239-4272 • Fax 818-332-4213 • www.sitestar.com